Mail Stop 3561

July 31, 2008

Mr. Johnny R. Thomas
Chief Executive Officer
Consolidation Services, Inc.
2756 N. Green Valley Parkway, Suite 225
Henderson, NV 89014

> **Re: Consolidation Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 11, 2008**
> **File No. 333-150175**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed June 6, 2008**
> **File No. 333-142105**

Dear Mr. Thomas:

     We have limited our review of your filing to those issues we have addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

1. Indicate that the shares of common stock being registered are the shares underlying the Class A warrants.

Prospectus Summary, page 2

Use of Names, page 2

2. Delete this section since the terms are clear from their context. This comment would also apply to other parts of your prospectus such as the reference to Vector Energy and the first paragraph of your business discussion on page 32.

Our Company, page 2

3. Revise the first paragraph as well as your business discussion beginning on page 32 to balance your stated objectives with your current status of very limited activities, no revenues to date and a going concern auditors opinion.

4. Revise here and elsewhere to remove the inference that oil, gas or coal is actually present on the property or is in economically feasible quantities. In addition include a cross reference to your business discussion for information on the terms of the transaction. In this regard, provide a discussion of the terms of the transaction with Vector including: (1) the business reason(s), (2) the terms of the matter, (3) the "certain" assets to be transferred and (4) the expected timetable for the transfer.

Shares Offered Hereby, page 3

5. We note your response to comment one of our letter dated May 6, 2008. We also note you deleted information relating to securities transactions that have already occurred. Please revise to provide that information in an appropriate section in chronological order concerning the development of your history.

6. Please indicate whether you have any current plans or intentions to: (1) extend the expiration date of any of the warrants, (2) redeem any of the warrants or (3) to have any further temporary exercise price reductions. In this regard, indicate whether there are any limitations on the reductions either by price or the period(s) of time.

Use of Proceeds, page 21

7. Please indicate your intended use of any proceeds received from the exercise of the warrants.

Business

General, page 32

8. Please revise your information here and throughout your prospectus to clearly indicate the startup nature of your company.

Overview of the Organic/Natural Food Sector, page 32

9. Please provide us with copies of materials you relied on for all of your representations regarding the size, growth and extent of the market appropriately marked to the relevant pages.

10. Please delete the third, fourth and fifth paragraphs under this section or provide further information detailing the relevance to you of the references to the nationally known companies.

Organic Product Supply, page 34

11. We note your statement that "The Company is initially focused on establishing itself as a reliable source of supply…." Please clarify your intended operations and how you intend to pursue them earlier in your discussion since you also state that the land is ideally suited for organic farming following reclamation efforts after proposed energy development operations. Please revise and provide clear timelines of your current and expected operations. In this regard, you also indicate your "internal production capabilities" and that you will be able to "ramp up … product availability through private labeling at a faster rate than it will initially increase its internal production capabilities." Please revise to remove inferences that you have any current capabilities.

Brand/Trademark Ownership, page 35

12. Indicate that Mr. Sartorio is the only member of your scientific board. Further, indicate his qualifications in the appropriate section on page 49.

Marketing and Business Strategy, page 35

13. In the second paragraph, please also indicate how you would propose to market increased production from a company.

14. Indicate in the last paragraph the person(s) or entity approaching the candidates on behalf of the company.

Land For Production Purposes, page 36

15. Revise this section as well as elsewhere in your prospectus to balance your discussion since there is no guarantee that any land you have or may acquire has marketable quantities of natural resources.

16. Identify the affiliated entity in the last paragraph and provide the terms of the loan including the interest rate and repayment provisions.

17. Provide the terms of the 250 acre acquisition and indicate whether it was acquired in an arms length transaction.

18. Update the payment information on the Owsley transaction and indicate whether it is an arms length transaction. Indicate the terms of the lockup/leak out agreement. Provide similar information for the Eastern Kentucky agreement.

19. Expand your Buckhorn discussion and provide risk factor disclosure concerning the ownership uncertainty and the acreage involved in the pending litigation with Begley Properties. In addition, provide us with your basis for indicating the typical prices for your quality of coal and in economically feasible quantities. Indicate the status of any discussions, agreements, arrangements or understandings with any coal mining operators.

20. Clarify if any lessee with Buckhorn will be contractually obligated to post a reclamation bond.

Selling Shareholders, page 53

21. State in this section any relationship the persons have to the company, management or its affiliated parties.

<u>Employees, page 47</u>

22. We note your statement that your three management members are full-time employees yet your employment descriptions under "Executive Officers and Directors" indicate other duties and activities. In addition, the last paragraph of that section suggests less than full-time employment. Please revise or advise us.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Elliot H. Lutzker, Esq.
      Fax: (212) 262-5152